SILICON VALLEY ANN ARBOR BEIJING BOSTON LOS ANGELES NEW YORK SAN DIEGO SAN FRANCISCO SINGAPORE

July 24, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:     Barbara Jacobs, Assistant Director

                     Michael Foland, Attorney-Advisor

                     Kathleen Collins, Accounting Branch Chief

                     Frank Knapp, Staff Accountant

Re: Anaplan, Inc.
Draft	Registration Statement on Form S-1
Submitted June	11, 2018
CIK	No. 0001540755

Ladies and Gentlemen:

On behalf of Anaplan, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 6, 2018 relating to the Company’s Draft Registration Statement on Form S-1 submitted June 11, 2018 (the “Draft Registration Statement”).

On behalf of the Company, we are also electronically transmitting for submission an amended version of the Draft Registration Statement (“Amended Draft Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery four copies of this letter and marked copies of the Amended Draft Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Amended Draft Registration Statement.

GUNDERSON  DETTMER  STOUGH  VILLENEUVE  FRANKLIN  &  HACHIGIAN, LLP

1200 SEAPORT BOULEVARD, REDWOOD CITY, CA 94063 / PHONE: 650.321.2400 / FAX: 650.321.2800

Securities and Exchange Commission

July 24, 2018

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.	You state throughout that you are focusing your selling efforts on executives of large enterprises. Please tell us how you define large enterprise customers as well as the percentage of revenue generated from large enterprise customers for each period presented. To the extent that large enterprise customers do not comprise a material portion of your historical revenues, please balance your disclosure with a discussion of how non-enterprise customers have impacted your business and results of operations.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 2, 61, 85, and 86 of the Amended Draft Registration Statement. The Company respectfully advises the Staff that it defines “large enterprises” as companies included in the Forbes Global 2000, an annual ranking of the largest public companies in the world by Forbes magazine. The ranking is based on a mix of four metrics: sales, profit, assets, and market value. The Company further advises the Staff that revenue generated from large enterprise customers has been material and constituted 56%, 54%, and 54% of the Company’s total revenue in the years ended January 31, 2016, 2017, and 2018, respectively. In addition, of the 864 customers using the Company’s platform as of January 31, 2018, 189 were members of the Forbes Global 2000, including 23 of the Company’s top 25 customers. As such, the Company has not revised its disclosure to include additional discussion of the impact of non-enterprise customers.

2.	You state that your top 25 customers by revenue as of January 31, 2018, had average annual recurring revenue of approximately $2.0 million, compared to the average annual recurring revenue represented by their initial purchase of $360,000. To add context to this disclosure, please disclose the percentage of revenue generated from these 25 customers. Also, clarify whether these 25 customers were large enterprise customers, non-enterprise customers or a combination of both.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 86 of the Amended Draft Registration Statement to include the percentage of revenue generated from its top 25 customers and to clarify that 23 of these 25 customers were considered large enterprise customers based on the definition above. In addition, the Company advises the Staff that it has revised its disclosure on pages 2, 61, and 86 to clarify that these 25 customers are the top 25 customers by average annual recurring revenue.

Securities and Exchange Commission

July 24, 2018

The Offering, page 10

3.	The number of shares outstanding after the offering does not appear to assume any of the restricted stock units that will become vested upon effectiveness of the offering. Please explain or revise. Also, you appear to assume the conversion of outstanding preferred stock warrants to common stock warrants in this amount. Tell us whether you have a formal commitment from the warrant holders to exercise their rights at or prior to effectiveness. If not, please remove this adjustment as it does not appear to be factually supportable or explain why you believe it is appropriate.

The Company respectfully advises the Staff that the number of shares outstanding after the offering did not originally assume the issuance of shares of common stock upon the settlement of restricted stock units that vest in connection with this offering because such settlement will not occur until the earlier of (i) 185 days after completion of this offering or (ii) April 15, 2019, assuming that the contemplated offering is completed during calendar year 2018, or the Settlement Date. In addition, holders of restricted stock units may elect to have their restricted stock units settled net of applicable withholding taxes through the withholding of a number of shares of common stock that otherwise would have been issued upon settlement of the restricted stock units. Holders can make such an election up to five business days before the Settlement Date. As a result, any net settlement election after the completion of this offering could change the number of shares ultimately issued upon settlement of the restricted stock units and, consequently, the number of shares outstanding after the offering. In response to the Staff’s comment, the Company has revised its disclosure on pages 11, 54, and 56 of the Amended Draft Registration Statement to assume the issuance of all common stock upon the settlement of restricted stock units for which the time-based vesting requirement was satisfied as of July 31, 2018. In order to address the fact that holders may elect after the completion of this offering to net settle restricted stock units through the withholding of shares, the Company has included an assumption that no such elections will be made.

The Company respectfully advises the Staff that the conversion of the outstanding preferred stock warrant into a common stock warrant occurs automatically by the terms of the warrant and no action, exercise, or commitment on the part of the holder of such warrant is required to effect this conversion. In response to the Staff’s comment, the Company has revised its disclosure on page 11 of the Amended Draft Registration Statement in order to clarify.

Securities and Exchange Commission

July 24, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 58

4.	You discuss your “land and expand” sales practice to describe your growth strategy for large enterprise customers. Please address any material challenges or uncertainties associated with this growth model, such as the significant up-front costs to acquire these customers and the potential risk if you are unable to expand the relationship.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 62, and 86 of the Amended Draft Registration Statement.

5.	Please disclose how you calculate your annual dollar-based net expansion rate and provide the actual rate for each period presented.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 51, 62, and 86 of the Amended Draft Registration Statement.

Components of Results of Operations, page 61

6.	Considering your apparent focus on renewing and growing your subscription arrangements, please tell us whether you consider renewal rates and the number of users among the key factors that affect your performance. If so, revise to disclose these measures for each period presented or explain why they are not considered a key performance indicator in managing your business. At a minimum, please provide the historical renewal rates in your response. Refer to Section III.B of SEC Release No. 33-8350.

The Company acknowledges the Staff’s comment and is in the process of preparing disclosure related to the key metrics that the Company uses to manage its business. The Company undertakes to respond to the Staff’s comment in a subsequent amendment to the Draft Registration Statement.

7.	You state that most of your contracts are non-cancelable over the contract term. Please disclose the amount of firm backlog for each year-end, along with the portion not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K. In addition, to the extent that future billings for your multi-year subscriptions are expected to have a significant impact on the variability or comparability of your revenues and results of operations, please provide a quantitative and qualitative discussion of billings in MD&A. Refer to Section III.B.1 of SEC Release No. 33-8350

In response to the Staff’s comment, the Company has revised its disclosure on page 64 of the Amended Draft Registration Statement to include its backlog, consisting of the Company’s remaining performance obligations, as of January 31, 2018, and the amount expected to be recognized in the fiscal year ending January 31, 2019. The Company also advises the Staff that it has not provided backlog as of January 31, 2017 or as of earlier dates, as that information is not readily available because backlog is not something the Company previously tracked.

Securities and Exchange Commission

July 24, 2018

The Company further advises the Staff that it has not disclosed future billings in the Amended Draft Registration Statement because it does not consider future billings to be a key metric used in the management of the business generally, for purposes of the Company’s compensation plans or arrangements, and the Company does not plan to discuss future billings externally.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 80

8.	Please provide us with a breakdown of all equity awards granted during fiscal 2018 and to date in fiscal 2019, and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

The Company respectfully advises the Staff that since February 1, 2017, its board of directors granted stock options with the following exercise prices and fair values:

Grant Date	Number of Shares Granted	Exercise Price Per Share	Fair Value Per Share of Common Stock
February 10, 2017	235,100	$5.38	$5.38
March 1, 2017	2,462,690	5.38	5.38
June 20, 2017	1,287,575	5.79	5.79
July 31, 2017	900,000	5.95	5.95
September 20, 2017	1,547,450	5.95	5.95
December 12, 2017	1,188,200	6.14	6.14
January 26, 2018	330,000	6.14	6.14
March 23, 2018	1,539,290	7.12	7.12
June 21, 2018	438,395	9.84	9.84

Securities and Exchange Commission

July 24, 2018

The Company further advises the Staff that since February 1, 2017, its board of directors granted restricted stock units with the following fair values:

Grant Date	Number of Shares Granted	Fair Value Per Share of Common Stock
July 31, 2017	150,000	$5.95
September 20, 2017	34,202	5.95
December 12, 2017	134,900	6.14
January 26, 2018	55,000	6.14
March 23, 2018	1,040,500	7.12
June 21, 2018	1,516,894	9.84

The fluctuations in the fair value of the Company’s common stock from $5.38 at February 2017 to $6.14 at January 2018 are primarily a result of the Company’s revenue growth. The Company updated its valuation approach for stock awards granted in June 2018 to utilize a probability weighted expected return method, or PWERM, as the Company began preparing for an initial public offering and included separate probabilities around potential exit opportunities.

The Company advises the Staff that it will include additional disclosure related to its March and June 2018 valuations when the interim financial information is included in future amendments of the Amended Draft Registration Statement.

Business

Sales and Marketing, page 92

9.	Please disclose the amount of revenues that you generated through global partners for the periods presented in your financial statements.

In response to the Staff’s comment, the Company has revised its disclosure on pages 96 and 97 of the Amended Draft Registration Statement. The Company respectfully advises the Staff that while its partners provide a significant source of lead generation and implementation leverage, the Company does not generate significant revenue directly from agreements with its partners. Partners refer their clients to the Company and then the Company negotiates with the client and, if successful, ultimately enters into an agreement with the client rather than the referring partner. The purpose of the disclosure on pages 96 and 97 was to highlight the importance of all partners (not just the global partners) by disclosing the percentage of the Company’s closed transactions that were generated through partner-originated leads. The Company generated 24%, 40%, and 41% of its revenue during the fiscal years ended January 31, 2016, 2017, and 2018, respectively, through agreements with customers sourced by its partners.

Securities and Exchange Commission

July 24, 2018

Certain Relationships and Related Party Transactions

Amended and Restated Investors’ Rights Agreement, page 118

10.	Please disclose the names of the related persons that are parties to the investors’ rights agreement and the basis on which such persons are related parties. Refer to Item 404(a)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 122.

Notes to Consolidated Financial Statements

Note 1. Summary of Business and Significant Accounting Policies

Revenue Recognition

Contract Balances, page F-12

11.	Revise to include the amount of revenue recognized in each year presented that was included in deferred revenue as of the beginning of each respective period. Refer to ASC 606-10-50-8.

In response to the Staff’s comment, the Company has revised its disclosure on page F-12 of the Amended Draft Registration Statement to include the deferred revenue balances as of the beginning of each respective period and to clarify that generally all of the related balances have historically been recognized in the following 12-month period.

Note 10. Net Loss Per Share Attributable to Common Stockholders, page F-29

12.	Please tell us how you determined the number of weighted-average common shares used to compute net loss per share for each period presented and explain why these amounts are significantly less than the actual number of common shares outstanding at the end of each fiscal year.

The Company respectfully advises the Staff that the number of weighted-average common shares is less than the actual number of common shares outstanding primarily due to shares underlying stock purchase rights that were issued in exchange for notes receivable from employees. Because the shares underlying stock purchase rights are legally issued and outstanding, the Company includes them as outstanding shares in its consolidated statements of stockholders’ equity. However, as noted on page F-22, the shares underlying the Company’s stock purchase rights are contingently issuable and subject to repurchase at their initial purchase price upon termination of the respective holders’ employment with the Company and the related notes receivable were considered to be non-substantive resulting in the share purchases to be considered akin to a share option grant. As such, the shares underlying the stock purchase rights have been excluded

Securities and Exchange Commission

July 24, 2018

from the Company’s basic net loss per share calculations as well as the Company’s diluted net loss per share calculation since they would be anti-dilutive. The Company has revised its disclosure on page F-22 of the Amended Draft Registration Statement to clarify that the outstanding shares underlying the stock purchase rights have been excluded from the net loss per share calculation.

General

13.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. As of the date of this letter, no such communications have occurred.

14.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and will provide the Staff with copies of any graphical materials or artwork that the Company intends to use in its prospectus once available.

*********************************

Securities and Exchange Commission

July 24, 2018

Please contact the undersigned at (650) 463-5432 or rblake@gunder.com if you have any questions with respect to this response or the Amended Draft Registration Statement.

Very truly yours,

/s/ Richard C. Blake
Richard C. Blake, Esq.

cc:	Frank Calderoni
Gary Spiegel, Esq.
Anaplan, Inc.

Brooks Stough, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

John L. Savva, Esq.
Sullivan & Cromwell LLP

Conor Moore
Katherine Hilkemeyer
KPMG LLP